Exhibit 99.1

Ituran Location and Control Ltd. Announces the Annual General Meeting’s results

AZOUR, Israel – November 30, 2023 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that on November 30, 2023, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2023 and until the Company’s next annual general meeting.

The above was approved by 12,474,094 votes (96.06%). 510,634 votes opposed (3.94.%) and 754 votes abstained.

(2)	To elect the following persons to serve as Directors in Class B for an additional period until the third succeeding Annual General Meeting thereafter:

2.1	Mr. Nir Sheratzky – approved by 9,578,684 votes (73.77%). 3,405,966 votes (26.23%) opposed and 833 votes abstained.

2.2	Mr. Yigal Shani – approved by 11,249,734 votes (86.63%). 1,734,968 votes (13.37%) opposed and 781 votes abstained.

2.3	Mr. Yehuda Kahane– approved by 9,577,852 votes (73.77%). 3,406,798 (26.23%) opposed and 833 votes abstained.

(3)	To re-elect Mr. Israel Baron as External Director for the Company, to office for an additional term of three years, which will commence on December 21, 2023.

The above was approved by 12,358,686 votes (95.18%) 625,556 votes opposed (4.82%) and 1,241 votes abstained, with majority of "non interested" Shareholders.

(4)	To approve the Claw Back Policy of the Company that was approved by the Board of directors.

The above was approved by 12,946,620 votes (99.94%). 7,611 votes opposed (0.06%) and 31,251 votes abstained, with a majority of Shareholders not having "personal interest" in the approval of the  policy.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,700 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) GK Investor Relations (US) +1 646 688 3559